BB 3/5 *

SI 08026735 :OMMISSION
19

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-1-5204~~ 8-15204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall

(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy L. Carter **(612) 303-5607**

(Area Code – Telephone No.)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

MAR 21 2008

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 29 2008

Washington, DC 100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

OATH OR AFFIRMATION

I, *Timothy L. Carter*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2007*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

T. L. Carter
Signature

Chief Accounting Officer
Title

Brenda M. Cich
Notary Public

BRENDA M. CICH
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Piper Jaffray & Co.
Year Ended December 31, 2007

Piper Jaffray & Co.
Index to Consolidated Statement of Financial Condition

	Page
Report of Independent Registered Public Accounting Firm	1
Audited Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Piper Jaffray & Co. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2008

0802-0916868

Piper Jaffray & Co.
Consolidated Statement of Financial Condition
December 31, 2007

(Amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	118,536
Receivables:		
Customers		72,366
Brokers, dealers and clearing organizations		83,485
Deposits with clearing organizations		51,241
Securities purchased under agreements to resell		52,931
Trading securities owned		436,279
Trading securities owned and pledged as collateral		242,214
Total trading securities owned		678,493
Fixed assets (net of accumulated depreciation and amortization of $52,845)		23,210
Goodwill		231,567
Other receivables		35,393
Other assets		75,808
Total assets	$	1,423,030
Liabilities and Shareholder's Equity		
Payables:		
Customers	$	49,196
Checks and drafts		7,444
Brokers, dealers and clearing organizations		18,054
Securities sold under agreements to repurchase		247,202
Trading securities sold, but not yet purchased		157,611
Accrued compensation		124,265
Other liabilities and accrued expenses		75,408
Total liabilities		679,180
Shareholder's equity:		
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding		-
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding		-
Additional paid-in capital		659,269
Other comprehensive loss		(1,159)
Retained earnings		85,740
Total shareholder's equity		743,850
Total liabilities and shareholder's equity	$	1,423,030

See Notes to Consolidated Statement of Financial Condition

Note 1 *Background*

Piper Jaffray & Co. (the "Company") is a wholly owned subsidiary of Piper Jaffray Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a self-clearing securities broker dealer and investment banking firm registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, acts as a broker of option contracts and provides various other financial services.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Piper Jaffray & Co. and all other entities in which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity ("VIE"), a special-purpose entity ("SPE"), or a qualifying special-purpose entity ("QSPE") under U.S. generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," ("ARB 51"), as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities," ("FIN 46(R)"), VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," ("SFAS 140"), to determine whether or not such SPEs are required to be consolidated. The Company establishes SPEs to securitize fixed rate municipal bonds. The majority of these securitizations meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPEs. The Company accounts for its involvement with such QSPEs under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or control remains with one of the owners. These SPEs are typically considered VIEs and are reviewed under FIN 46(R) to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

Use of Estimates

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in (i) other receivables and other liabilities and accrued expenses on the consolidated statement of financial condition and (ii) the respective interest income and expense balances on the consolidated statement of operations.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis, while the related revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Allowance for Doubtful Accounts

Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded on the Company's consolidated statement of financial condition at fair value or the contract amount. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Trading securities owned and trading securities sold, but not yet purchased are recorded on a trade date basis and are stated at market or fair value. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. A substantial percentage of the fair values recorded for the Company's trading securities owned and trading securities sold, but not yet purchased are based on observable market prices. The fair values of trading securities for which a quoted market or dealer price is not available are based on management's estimate, using the best information available, of amounts that could be realized under current market conditions. Among the factors considered by management in determining the fair value of these securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

The fair value of over-the-counter derivative contracts are valued using valuation models. The model primarily used by the Company is the present value of cash flow model, as most of the Company's derivative products are interest rate swaps. This model requires inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.

Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the consolidated statement of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase and receivables from and payables to customers.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

Leases

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.

For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses on the consolidated statement of financial condition.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, the Company's market capitalization and the present value of the estimated future cash flows associated with the goodwill.

Intangible assets with determinable lives consist of software technologies that were amortized over three years.

Other Receivables

Other receivables includes management fees receivable, bridge loan financing receivables, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the respective terms of the loans, which generally range up to three years.

Other Assets

Other assets includes investments in partnerships, investments to fund deferred compensation liabilities, prepaid expenses, and net deferred tax assets. In addition, other assets includes 55,440 restricted shares of NYSE Euronext, Inc. common stock. On March 7, 2006, upon the consummation of the merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc., NYSE Euronext. became the parent company of New York Stock Exchange, LLC (which is the successor to the NYSE) and Archipelago Holdings, Inc. In connection with the merger, the Company received $0.8 million in cash and 157,202 shares of NYSE Euronext. common stock in exchange for the two NYSE seats owned by the Company. The Company sold 101,762 shares of NYSE Euronext common stock in a secondary offering during the second quarter of 2006 and the remainder of the shares are subject to restrictions on transfer until March 2009.

Income Taxes

Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48").

Note 3 *Recent Accounting Pronouncements*

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities,"("SFAS 133"), and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The provisions of SFAS 155 provide a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation. SFAS 155 also provides clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of SFAS 133. The standard also clarifies that concentration of credit risk in the form of subordination is not an embedded derivative. Lastly, the new standard amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 was effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The adoption of SFAS 155 did not have a material effect on the consolidated financial statements of the Company.

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a two-step process to recognize and measure a tax position taken or expected to be taken in a tax return. The first step is recognition, whereby a determination is made whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a tax position that meets the recognition threshold to determine the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the Company beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the consolidated financial statements of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SFAS 157 is not expected to have a material affect on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently allowed to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS 157. SFAS 159 is not expected to have a material affect on our consolidated financial statements.

In April 2007, the FASB issued FSP No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 is not expected to have a material affect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interest in Consolidated Financial Statements" (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are evaluating the impact of SFAS 160 on our consolidated financial statements.

Note 4 *Derivatives*

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount. Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. Interest rate swaps are also used to manage interest rate exposure associated with holding residual interest securities from the Company's tender option bond program. As of December 31, 2007, the Company was counterparty to notional/contract amounts of $91.6 million of derivative instruments.

The market or fair values related to derivative contract transactions are reported in trading securities owned and trading securities sold, but not yet purchased on the consolidated statement of financial condition and any unrealized gain or loss resulting from changes in fair values of derivatives is recognized in institutional brokerage on the consolidated statement of operations. The Company does not utilize "hedge accounting" as described within SFAS No. 133. Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists and, on a net-by-cross product basis when applicable provisions are stated in a master netting agreement in accordance with FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts."

Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The net fair value of derivative contracts was approximately $0.3 million as of December 31, 2007.

Note 5 *Securitizations*

In connection with its tender option bond program, the Company has securitized one highly rated municipal bond. The municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. Securitization transactions meeting certain SFAS 140 criteria are treated as sales, with the resulting gain included in institutional brokerage revenue on the consolidated statements of operations. If a securitization does not meet the asset sale requirements of SFAS 140, the transaction is recorded as a borrowing.

The Company's securitization transaction was designed such that it did not meet the asset sale requirements of SFAS 140, causing the Company to consolidate this trust. As a result, the Company recorded an asset for the underlying bonds of $10.0 million as of December 31, 2007 in trading securities owned and a liability for the certificates sold by the trust for $10.0 million in other liabilities and accrued expenses on the consolidated statement of financial condition.

Note 6 *Variable Interest Entities*

In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles.

The Company has investments in and/or acts as the managing partner or member to approximately 11 partnerships and limited liability companies ("LLCs"). These entities were established for the purpose of investing in equity and debt securities of public and private investments. At December 31, 2007, the Company's aggregate net investment in these partnerships and LLCs totaled $5.8 million. The Company's remaining commitment to these partnerships and LLCs was $0.5 million at December 31, 2007.

The Company has identified four LLCs described above as VIEs. Furthermore, it was determined that the Company is not the primary beneficiary of these VIEs. However, the Company owns a significant variable interest in these VIEs. These VIEs had assets approximating $200.4 million at December 31, 2007. The Company's exposure to loss from these entities is $5.8 million, which is the value of its capital contributions at December 31, 2007.

Note 7 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2007 included:

(Amounts in thousands)	
Receivable arising from unsettled securities transactions, net	$ 591
Deposits paid for securities borrowed	55,256
Receivable from clearing organizations	4,172
Securities failed to deliver	7,647
Other	15,819
Total receivables	$ 83,485

Amounts payable to brokers, dealers and clearing organizations at December 31, 2007 included:

(Amounts in thousands)	
Payable to clearing organizations	$ 7,027
Securities failed to receive	11,021
Other	6
Total payables	$ 18,054

Note 8 *Receivables from and Payables to Customers*

Amounts receivable from customers at December 31, 2007 included:

(Amounts in thousands)	
Cash accounts	$ 40,281
Margin accounts	32,085
Total receivables	$ 72,366

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers at December 31, 2007 included:

(Amounts in thousands)	
Cash accounts	$ 24,565
Margin accounts	24,631
Total payables	$ 49,196

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 9 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $152.1 million at December 31, 2007, of which $51.6 million has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

At December 31, 2007, the Company's securities sold under agreements to repurchase ("Repurchase Liabilities") exceeded 10 percent of total assets. The majority of Repurchase Liabilities at December 31, 2007, consisted of municipal obligations.

The following is a summary of Repurchase Liabilities as of December 31, 2007:

(Dollars in thousands)	Carrying Amount of Assets Sold	Repurchase Liabilities	Interest Rates
Overnight maturity	$ 48,690	$ 46,370	4.85%
1-30 days maturity	204,200	195,845	5.13% - 5.18%
On demand maturity	5,105	4,987	3.25% - 4.00%
	$ 257,995	$ 247,202	

Note 10 *Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased*

Trading securities owned and trading securities sold, but not yet purchased were as follows:

(Amounts in thousands)	
Owned:	
Corporate securities:	
Equity securities	$ 10,878
Convertible securities	102,938
Fixed income securities	104,222
Asset-backed securities	52,225
U.S. government securities	4,520
Auction rate municipal securities	202,500
Other municipal securities	201,210
	$ 678,493
Sold, but not yet purchased:	
Corporate securities:	
Equity securities	$ 66,759
Convertible securities	4,764
Fixed income securities	26,310
Asset-backed securities	25,752
U.S. government securities	33,971
Municipal securities	11
Other	44
	$ 157,611

At December 31, 2007, trading securities owned in the amount of $242.2 million had been pledged as collateral for the Company's repurchase agreements, secured borrowings and securities loaned activities.

Trading securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition. The Company economically hedges changes in market value of its trading securities owned utilizing trading securities sold, but not yet purchased, interest rate swaps, futures and exchange-traded options.

Note 11 *Goodwill and Intangible Assets*

The following table presents the changes in the carrying value of goodwill and intangible assets for the year ended December 31, 2007:

(Amounts in thousands)	
Goodwill	
Balance at December 31, 2006	$ 231,567
Goodwill acquired	-
Impairment losses	-
Balance at December 31, 2007	$ 231,567
Intangible assets	
Balance at December 31, 2006	$ 1,467
Intangible assets acquired	-
Amortization of intangible assets	(1,467)
Impairment losses	-
Balance at December 31, 2007	$ -

Note 12 *Fixed Assets*

The following is a summary of fixed assets as of December 31, 2007:

(Amounts in thousands)	
Furniture and equipment	$ 38,307
Leasehold improvements	19,183
Software	18,541
Projects in process	24
Total	$ 76,055
Less accumulated depreciation and amortization	52,845
	$ 23,210

Note 13 *Financing*

The Company has discretionary short-term financing available on both a secured and unsecured basis. In addition, the Company has established arrangements to obtain financing using as collateral the Company's securities held by its clearing bank and by another broker dealer at the end of each business day. Repurchase agreements and securities loaned to other broker dealers are also used as sources of funding.

The Company's short-term financing bears interest at rates based on the federal funds rate. At December 31, 2007, the weighted average interest rate on borrowings was 5.39 percent. At December 31, 2007, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities.

On December 31, 2007, the Company entered into an agreement whereby a third party has agreed to provide up to $50 million in temporary subordinated debt upon approval by the FINRA.

Note 14 *Contingencies, Commitments and Guarantees*

Legal Contingencies

The Company has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. In addition to the Company's established reserves, U.S. Bancorp, from whom the Company spun-off on December 31, 2003, has agreed to indemnify the Company in an amount up to $17.5 million for certain legal and regulatory matters. Approximately $13.2 million of this amount remained available as of December 31, 2007.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, UBS agreed to assume certain liabilities of the PCS business, including certain liabilities and obligations arising from litigation, arbitration, customer complaints and other claims related to the PCS business. In certain cases, we have agreed to indemnify UBS for litigation matters after UBS has incurred costs of $6.0 million related to these matters. In addition, we have retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale. The amount of exposure in excess of the $6.0 million indemnification threshold and for other PCS litigation matters deemed to be probable and reasonably estimable are included in the Company's established reserves.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves, the U.S. Bancorp indemnity agreement, the assumption by UBS of certain liabilities of the PCS business and our indemnification obligations to UBS, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated financial condition of the Company.

Operating Lease Commitments

The Company leases office space throughout the United States and in a limited number of foreign countries where the Company's international operations reside. The Company's only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2007 are as follows:

(Amounts in thousands)	
2008	$ 14,119
2009	14,443
2010	13,564
2011	10,817
2012	10,261
Thereafter	17,813
	$ 81,017

Total minimum rentals to be received from 2008 through 2014 under noncancelable subleases were $20.5 million at December 31, 2007.

Fund Commitments

As of December 31, 2007, the Company had commitments to invest approximately $0.5 million in limited partnerships that make investments in private equity and venture capital funds. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2008 to 2011.

Other Commitments

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated financial statements for these arrangements.

Reimbursement Guarantee

The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company's tender option bond securitized trust and the securitized trusts of an affiliate. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2007 was $299.3 million representing the outstanding amount of all trust certificates. This exposure to loss is mitigated by the underlying bonds in the trusts. These bonds had a market value of approximately $310.7 million at December 31, 2007. At December 31, 2007, $300.2 million of these bonds were insured against default of principal or interest by triple-A rated monoline bond insurance companies. One trust representing $10.5 million in bonds does not have credit enhancement, however, the underlying municipality was rated double-A at December 31, 2007. The municipalities that issued bonds the Company has securitized all have investment grade credit ratings and over 90 percent are rated "A" or higher. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is remote, and accordingly, no liability for such guarantee has been recorded in the accompanying consolidated financial statements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2007, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Note 15 *Restructuring*

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the statement of financial condition.

(Amounts in thousands)	Restructure Liability
Balance at December 31, 2006	$ 28,583
Recovery of provision	(118)
Cash outlays	(13,501)
Non-cash write-downs	(398)
Balance at December 31, 2007	$ 14,566

Note 16 *Employee Benefit Plans*

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan, a non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans.

Retirement Plan

The Retirement Plan previously had two components: a defined contribution retirement savings plan and a tax-qualified, non-contributory profit-sharing plan. Effective January 1, 2007, the profit sharing component of the retirement plan was terminated. There were no profit sharing contributions made in 2007.

The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 6 percent of recognized compensation up to the social security taxable wage base. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock, in the Company's discretion.

Pension and Post-Retirement Medical Plans

Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. The Company froze the plan effective January 1, 2004, thereby eliminating future benefits related to pay increases and excluding new participants from the plan.

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees' active service.

The Company uses a September 30 measurement date for the pension and post-retirement benefit plans. Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the pension and post-retirement benefit plans as of December 31, 2007, is as follows:

(Amounts in thousands)	Pension Benefits	Post-Retirement Medical Benefits
Change in benefit obligation:		
Benefit obligation, at October 1 of prior year	$ 11,817	$ 431
Service cost	-	69
Interest cost	707	26
Plan participants' contributions	-	96
Net actuarial loss	127	19
Curtailment gain	-	-
Settlement gain	-	-
Benefits paid	(412)	(118)
Benefit obligation at September 30	$ 12,239	$ 523
Change in plan assets:		
Fair value of plan assets at October 1 of prior year	$ -	$ -
Actual return on plan assets	-	-
Employer contributions	412	22
Plan participants' contributions	-	96
Benefits paid	(412)	(118)
Fair value of plan assets at September 30	$ -	$ -
Funded status at September 30	$ (12,239)	$ (523)
Employer fourth quarter contributions	(174)	(45)
Benefits paid in fourth quarter	19	40
Amounts recognized in the consolidated statement of financial condition	$ (12,394)	$ (528)
Components of accumulated other comprehensive (income)/loss, net of tax:		
Net actuarial loss	$ 1,148	$ 57
Prior service credits	-	(46)
Total at December 31, 2007	$ 1,148	$ 11

The assumptions used in the measurement of our benefit obligations for the year-end December 31, 2007, are as follows:

	Pension Benefits	Post-Retirement Medical Benefits
Discount rate used to determine year-end obligation	6.50%	6.50%
Discount rate used to determine fiscal year expense	6.25%	6.25%
Expected long-term rate of return on participant balances	6.50%	N/A
Rate of compensation increase	N/A	N/A

Health care cost trend rate assumed for next year (pre-medicare/post-medicare)	7.5%/9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)	5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)	2012/2013

A one-percentage-point change in the assumed health care cost trend rates would not have a material effect on the Company's post-retirement benefit obligations or net periodic post-retirement benefit cost. The pension plan and post-retirement medical plan do not have assets and are not funded.

Health and Welfare Plans

Company employees who meet certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

Note 17 *Stock-Based Compensation*

The Parent Company maintains one stock-based compensation plan, the Piper Jaffray Companies Long-Term Incentive Plan. The plan permits the grant of equity awards, including non-qualified stock options and restricted stock, to the Company's employees.

Note 18 *Net Capital Requirements and Other Regulatory Matters*

The Company is registered as a securities broker dealer and an investment advisor with the SEC and is a member of various Self Regulatory Organizations ("SRO") and securities exchanges. In July of 2007, the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange ("NYSE") consolidated to form FINRA, which now serves as our primary SRO. The Company is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. The Company has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under the FINRA rule, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2007, net capital calculated under the SEC rule was $198.7 million, and exceeded the minimum net capital required under the SEC rule by $196.7 million.

Note 19 *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred tax asset included in other assets on the consolidated statement of financial condition consisted of the following items at December 31:

(Amounts in thousands)		
Deferred tax assets:		
Liabilities/accruals not currently deductible	$	10,444
Pension and retirement costs		4,959
Deferred compensation		25,114
Other		6,080
		46,597
Deferred tax liabilities:		
Firm investments		1,304
Fixed assets		795
Other		96
		2,195
Net deferred tax asset	$	44,402

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of future taxable income.

The Company adopted the provisions of FIN 48 on January 1, 2007. Implementation of FIN 48 resulted in no adjustment to the Company's liability for unrecognized tax benefits. As of the date of adoption the total amount of unrecognized tax benefits was $1.1 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Amounts in thousands)		
Balance at January 1, 2007	$	1,100
Additions based on tax positions related to the current year		-
Additions for tax positions of prior years		9,400
Reductions for tax positions of prior years		-
Settlements		-
Balance at December 31, 2007	$	10,500

Approximately $7.5 million of the Company's unrecognized tax benefits would impact the annual effective tax rate if recognized. Included in the total liability for unrecognized tax benefits is $0.2 million of interest and penalties, both of which the Company recognizes as a component of income tax expense. Due to potential for resolution of U.S. federal and state examinations, and the expiration of various statues of limitation, it is reasonably possible that the Company's unrecognized tax benefits balance may change within the next twelve months by a range of $0.4 to $10.5 million.

Note 20 *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, manages investments, markets derivative instruments and structures complex transactions for affiliates. Pursuant to shared services agreements, the Company records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. At December 31, 2007, receivables from affiliates of $3.0 million were included in other assets on the consolidated statement of financial condition, representing the amounts receivable for related party transactions.

END